Exhibit 3.1

AMENDMENT TO THE ARTICLES OF INCORPORATION OF DELMAR BANCORP,

DATED DECEMBER 20, 2019

Delmar Bancorp, a Maryland corporation, (the “Corporation”) having its principal office in Salisbury, Maryland, hereby certifies to the Department of Assessments and Taxation that:

FIRST:  Article SIXTH of the Articles of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

“(a)        The total number of shares of stock of all classes which the Corporation has the authority to issue is 40,000,000 shares of capital stock, par value $0.01 per share, amounting in aggregate par value to $400,000.  All of such shares are initially classified as Common Stock.  The Board of Directors may classify and reclassify any unissued shares of capital stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions and dividends, qualifications or terms or conditions of redemption of such shares of stock.”

SECOND:  The foregoing amendment was advised by a majority of the entire Board of Directors of the Corporation and approved by the affirmative vote of in excess of a majority of the votes entitled to be cast by the holders of the common stock, the only class of securities of which shares are outstanding, in accordance with the provisions of the Maryland General Corporation Law and the Articles of Incorporation of the Corporation.

THIRD: The total number of shares of capital stock of all classes which the Corporation was authorized to issue immediately prior to the effectiveness of the amendment to Article SIXTH set forth herein is ten million (20,000,000), amounting to an aggregate par value of two hundred thousand dollars ($200,000), 19,990,549 of which are classified as common stock, 9,000 of which were previously reclassified as Fixed Rate Cumulative Perpetual Preferred Stock, Series A and 451 of which were previously reclassified as Fixed Rate Cumulative Perpetual Preferred Stock, Series B. The total number of shares of capital stock which the Corporation will be authorized to issue immediately following the effectiveness of the amendment to Article SIXTH set forth herein is forty million (40,000,000), 39,990,549 of which are classified as common stock, amounting to an aggregate par value of four hundred thousand dollars ($400,000), 9,000 of which were previously reclassified as Fixed Rate Cumulative Perpetual Preferred Stock, Series A and 451 of which were previously reclassified as Fixed Rate Cumulative Perpetual Preferred Stock, Series B.

FOURTH:  None of the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of any class of stock is changed by the foregoing amendment.

FIFTH:  The amendment to which these Articles relate shall become effective as of the time these Articles are accepted for record by the State Department of Assessments and Taxation.

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IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its corporate name and on its behalf by its Chief Executive Officer and its corporate seal to be hereunto affixed by its Assistant Corporate Secretary, and each officer signing this document acknowledges it to be the corporate act of the Corporation and that, to the best of his or her knowledge, information and belief, all matters and facts set forth herein with respect to the authorization and approval of the foregoing Articles are true in all material respects and that this verification is made under penalties of perjury.

ATTEST: [SEAL]	DELMAR BANCORP

/s/ Joan Sumner, Assistant Corporate Secretary	/s/ Lloyd B. Harrison, III, Chief Executive Officer